

September 25, 2019

Frank Burkhartsmeyer
Chief Financial Officer
Northwest Natural Holding Co
220 N.W. Second Avenue
Portland, Oregon 97209

>   **Re: Northwest Natural Holding Co**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed March 1, 2019**
>   **File No. 001-38681**

Dear Mr. Burkhartsmeyer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Consumer Products